Via Facsimile and U.S. Mail
Mail Stop 6010

December 27, 2006

Mr. Michael H. Lee
President and Chief Executive Officer
Tower Group, Inc.
120 Broadway, 14th Floor
New York, NY   10271

Re: Tower Group, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed on March 15, 2006
       File No. 000-50990

Dear Mr. Lee:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joe Roesler
Accounting Branch Chief